

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**100 F Street, N.E.**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2006

Paul G. Laird, President, CEO
New Frontier Energy, Inc.
5632 S. Spotswood Street
Littleton, Colorado  80120

    **Re:**    **New Frontier Energy, Inc.**
        **Form 10-KSB for the fiscal year ended February 28, 2005**
        **File No. 0-05742**

Dear Mr. Laird:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

    Sincerely,

    April Sifford
    Branch Chief

cc:    Sandy Eisen